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                           June 14, 2024

       Ralph Schiess
       Interim Chief Executive Officer
       Onconetix, Inc.
       201 E. Fifth Street, Suite 1900
       Cincinnati, OH 45202

                                                        Re: Onconetix, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 5, 2024
                                                            File No. 333-277066

       Dear Ralph Schiess:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 10, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       About the Company
       Clinical Studies, page 69

   1. We note your response to comment 16. Please clearly describe the secondary endpoint referenced on page 70.
       Proclarix patents, page 89

   2. We note your response to comment 22 and re-issue in part. Please provide the expected expiration dates of the
pending applications referenced in Tables 3, 4, and 5.
 Ralph Schiess
FirstName
Onconetix, LastNameRalph Schiess
           Inc.
Comapany
June       NameOnconetix, Inc.
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName
General

3.       We note your response to comment 29 and re-issue. At first use, please define
         abbreviations throughout your registration statement. For example only, we continue
         to note    BPH    on page 1 and    DRE    on page 69, which do not
appear to be defined.
       Please contact Tara Harkins at 202-551-3639 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Jason Drory at 202-551-8342 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Jessica Yuan